FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

5 February, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 5 February, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

KCI Konecranes Plc, P.O. Box 661, Koneenkatu 8, FI-05801 HYVINKÄÄ, Finland, Tel. +358-(0)20 427 11, Fax +358-(0)20 427 2099
Business ID 0942718-2, VAT Reg No. FI09427182, Domicile Hyvinkää, **www.konecranes.com**

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 5 February, 2007 10.00 a.m. 1

KONECRANES PUBLISHES ITS 2006 FINANCIAL STATEMENTS ON 14 FEBRUARY, 2007 AT 10.00 A.M.

Konecranes will publish its 2006 Financial Statements on Wednesday, 14 February, 2007 at 10.00 a.m. Finnish time. The report will be available on the company's website at www.konecranes.com after publishing.

An analyst and press conference will be held at Helsinki World Trade Center, Marski Hall at 12.00 p.m. Finnish time (address Aleksanterinkatu 17). Please confirm your attendance by Friday 9 February, 2007 to liisa.siren-salminen@konecranes.com.

A live webcast of the conference with the possibility to ask questions will begin at 12.00 p.m. Finnish time at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards and harbors. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager
Tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

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